SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Announcement on Notice of First A Shareholders Class Meeting for 2013	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 9, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Notice of First A Shareholders Class Meeting for 2013

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Notice of First A Shareholders Class Meeting for 2013 published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, September 6, 2013

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Ye Guohua and Zhang Jianping; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

Stock Code: 600688	Stock Abbreviation: Sinopec Shanghai	Announcement No.: Lin 2013-39

Sinopec Shanghai Petrochemical Company Limited

Notice of First A Shareholders Class Meeting for 2013

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

Important Information

•	Date and time: Tuesday, October 22, 2013 at 2:30p.m., or immediately after the conclusion of the first extraordinary general meeting for 2013; date and time of online voting for A shareholders: Tuesday, October 22, 2013 from 9:30a.m. to 11:30a.m., and from 1:00p.m. to 3:00p.m.

•	Record date: Wednesday, September 18, 2013.

•	Venue of on-site meeting: Jinshan Roller-skating Stadium, No.5 Xincheng Road, Jinshan District, Shanghai, the PRC.

•	Form of voting: A combination of on-site voting and online voting. The Company will provide the A shareholders with a platform for online voting through the trading system of Shanghai Stock Exchange whereby the A shareholders can exercise their right to vote within the periods of online voting set forth above.

•	Rules of voting

1)	A shareholder may not vote repeatedly on the same proposal. If a shareholder casts two or more votes on one proposal (including using the same share to vote repeatedly both on site and through the online voting system, or use the same share to vote repeatedly through the online voting system), the first vote shall prevail.

2)	A shareholder that only votes online on one or several proposals discussed at this A Shareholders Class Meeting shall be deemed to have attended this meeting, and the number of votes represented by such shareholder shall be counted in the number of votes represented by the shareholders attending this A Shareholders Class Meeting. A shareholder that fails to vote on a proposal or fails to enter its vote on a proposal in accordance with the requirements of the Implementation Rules for Online Voting at General Meetings of Companies Listed on Shanghai Stock Exchange will be deemed to have abstained from voting on the proposal. In accordance with the Company’s Articles of Association, the Company will count no abstention from, or waiver of, voting on a matter in the number of votes in calculating the outcome of voting on such matter.

The fifteenth meeting of the seventh session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on August 28, 2013, resolving to convene the Company’s first A shareholders class meeting (the “A Shareholders Class Meeting”), with details as follows:

1.	Basic information for convening the A Shareholders Class Meeting

(1)	Date and time: Tuesday, October 22, 2013 at 2:30p.m., or immediately after the conclusion of the first extraordinary general meeting for 2013.

(2)	Time of online voting for A shareholders: Tuesday, October 22, 2013 from 9:30a.m. to 11:30a.m., and from 1:00p.m. to 3:00p.m.

(3)	Venue: Jinshan Roller-skating Stadium, No. 5 Xincheng Road, Jinshan District, Shanghai, the PRC.

(4)	Convenor: The Board.

(5)	Form of voting: A combination of on-site voting and online voting. The Company will provide the A shareholders with a platform for online voting through the trading system of Shanghai Stock Exchange whereby the A shareholders can exercise their right to vote within the periods of online voting set forth above.

2.	Matters to be considered at the A Shareholders Class Meeting

To consider and, if thought fit, pass the following proposals by special resolutions of the Company:

(1)	Proposal by and Undertaking of China Petroleum & Chemical Corporation on the Optimized A-share Reform Proposal regarding 2013 Interim Distribution of Cash Dividend and Conversion of Capital Fund and Surplus Reserve Fund into Shares;

(2)	The Company’s Distribution Proposal regarding 2013 Interim Distribution of Cash Dividend and the Conversion of Capital Fund and Surplus Reserve Fund into Shares.

The above proposal (1) shall be approved by more than two-thirds of the voting rights held by the A shareholders attending the voting, and by more than two-thirds of the voting rights held by the holders of circulating shares without selling restrictions attending the voting (i.e., the A shareholders other than holders holding non-circulating shares prior to the Company’s share reform).

The above proposal (2), after being approved at this A Shareholders Class Meeting, shall not take effect and be implemented until proposal (1) is approved at this A Shareholders Class Meeting and the corresponding proposals are approved at the first extraordinary general meeting for 2013 and the first H shareholders class meeting for 2013.

For further details of the above proposals, please see the announcement on the resolutions of the fifteenth meeting of the seventh session of the Board issued on August 28, 2013 (published on the China Securities Journal, Shanghai Securities News and Securities Times on August 29, 2013, and posted on the websites of Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company).

3.	Attendees of the A Shareholders Class Meeting

(1)	The Company’s shareholders whose names appear on the register of A shareholders of the Company as at the close of business on Wednesday, September 18, 2013, or their proxies are entitled to attend the A Shareholders Class Meeting;

Such persons who intend to attend the A Shareholders Class Meeting shall complete the notice of attendance and return it to the Company by Monday, September 30, 2013. For details, please see the Notice of Attendance for the A Shareholders Class Meeting;

(2)	The directors, the supervisors and the senior management of the Company; and

(3)	Representatives of the auditor and other professional intermediaries engaged by the Company and guests invited by the Board.

4.	Arrangement for Online Voting

At this A Shareholders Class Meeting, the Company will provide the A shareholders with a platform for online voting through the trading system of Shanghai Stock Exchange whereby the A shareholders can attend online voting. Online voting by the A shareholders will be like share buying and selling. The A shareholders can carry out voting according to the specific code and short description of online voting for this meeting, with each price entered representing a proposal for discussion at this meeting, and each number of shares entered representing a voter’s opinion. A vote cannot be withdrawn after entered. For details of online voting by the A shareholders, please log on the website of Shanghai Stock Exchange (http://www.sse.com.cn). For the procedure and requirements of voting through the trading system, please see the relevant instructions attached to this notice.

5.	Method of registration for on-site attendance of the A Shareholders Class Meeting

(1)	A shareholder or his/her proxy shall produce his/her proof of identity (identity card or passport) when attending the A Shareholders Class Meeting. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce his/her proof of identity and proof of his/her capacity as a legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce his/her proof of identity and the written authorization duly issued by the legal representative of the corporate shareholder or a notarially certified copy of the resolution on authorization adopted by the board of directors of the corporate shareholder or other decision-making bodies, as well as information which enables the Company to confirm the identity of the corporate shareholder concerned.

(2)	Please complete the notice of attendance for the A Shareholders Class Meeting. For details, please see the Notice of Attendance for the A Shareholders Class Meeting.

(3)	Registration period: Monday, September 23, 2013 to Monday, September 30, 2013.

(4)	Registration address: For details, please see the Notice of Attendance for the A Shareholders Class Meeting.

By order of the Board
Sinopec Shanghai Petrochemical Company Limited
Zhang Jingming
Company Secretary

Shanghai, the PRC, September 6, 2013

Notes:

(a)	The record date, distribution procedures and time for the distribution of dividends applicable to A shareholders of the Company will be provided in a separate public announcement.

(b)	Shareholders who intend to attend the A Shareholders Class Meeting are required to send the notice of attendance to the Company by Monday, September 30, 2013. Please refer to the Notice of Attendance for the A Shareholders Class Meeting for details.

(c)	Any shareholder entitled to attend and vote at the A Shareholders Class Meeting is entitled to appoint one or more proxies to attend the A Shareholders Class Meeting and vote on his/her behalf. The appointed proxy needs not be a shareholder of the Company. Shareholders may appoint a proxy in writing. The form of proxy should be signed by the shareholder appointing the proxy or by such shareholder’s authorized representative. If the form of proxy is signed by another person so authorized by the shareholder, the power of attorney or other authorizing documents must be certified by a notary.

In respect of A shareholders of the Company, to be valid, the form of proxy, together with the notarially certified power of attorney or other authorizing documents (if any) signed by shareholder(s), must be returned to the registered address of the Company (The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited, No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC; postal code: 200540) not less than 24 hours prior to the commencement of the A Shareholders Class Meeting or any adjournment thereof (as the case may be). A form of proxy is enclosed herewith.

(d)	Each shareholder (or his or her proxy) shall exercise his or her voting rights by way of poll.

(e)	The A Shareholders Class Meeting is expected to last for half a day. The shareholders or their proxies attending the A Shareholders Class Meeting shall be responsible for their own transportation and accommodation expenses.

(f)	During the online voting period, if the voting system is affected by any serious emergency, the process of the A Shareholders Class Meeting shall follow the notice sent on the same day.

(g)	The address of Secretariat for the A Shareholders Class Meeting is:

The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 5794 3143

Fax: (8621) 5794 0050

Sinopec Shanghai Petrochemical Company Limited

Notice of Attendance for the First A Shareholders Class Meeting for 2013

In accordance with the PRC Company Law and relevant requirements, shareholders of the Company who wish to attend the first A shareholders class meeting for 2013 (the “A Shareholders Class Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) shall fill in the following notice of attendance.

Name	Number of shares
Identity Card No.	Shareholder account number
Address	Telephone number

Signature:
Date:

Notes:

1.	In accordance with the resolutions made at the fifteenth meeting of the seventh session of the Board of the Company, the record date for the A Shareholders Class Meeting is Wednesday, September 18, 2013. All the A shareholders of the Company whose names appear on the register of members of the Company after the close of business on that day are entitled to complete this notice of attendance and attend the A Shareholders Class Meeting.

2.	Please fill in this notice of attendance in BLOCK LETTERS. Filling in a copy of this form is also valid.

3.	Please attach a copy of proof of identity and share certificate. A shareholder attending the A Shareholders Class Meeting shall produce his/her shareholder account card and identity card. Where a proxy is appointed to attend the meeting, the proxy shall also produce a power of attorney and his/her identity card. Where the shareholder is a corporate shareholder, its proxy shall produce a certification of the corporate shareholder and complete the registration procedure.

4.	Please deliver this notice of attendance by Monday, September 30, 2013 (based on the postal chop of the local post office, if by mail).

(1)	For delivery in person, you can deliver it to:

The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District Shanghai; or

The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited

Suite B, 28/F, Huamin Empire Plaza, 728 West Yan’an Road, Shanghai

(2)	For delivery by mail, you can mail it to:

The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited

No.48 Jinyi Road, Jinshan District, Shanghai;

Postal code: 200540

(3)	For delivery by fax, you can fax it to:

The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited at: 8621- 5794 0050

Sinopec Shanghai Petrochemical Company Limited

Form of Proxy for the First A Shareholders Class Meeting for 2013

Number of shares relevant to this form of proxy                      (Note 1) I/We                                          (Note 2) of address/identity card number(s) and shareholder number(s)                      being shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                      A shares (Note 3) of the Company hereby appoint the Chairman of the A Shareholders Class Meeting of the Company/                 (Note 4) as my/our proxy to attend the Company’s first A shareholders class meeting for 2013 (“A Shareholders Class Meeting”) to be held in Jinshan District, Shanghai, the PRC, at 2:30p.m. on Tuesday, October 22, 2013, or immediately as soon as the conclusion of the first extraordinary general meeting for 2013, to vote on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

Special Resolution		For (Note 5)	Against (Note 5)
1	To consider and approve the Proposal by and Undertaking of China Petroleum & Chemical Corporation on the Optimized A-share Reform Proposal regarding 2013 Interim Distribution of Cash Dividend and Conversion of Capital Fund and Surplus Reserve Fund into Shares;
2	To consider and approve the Company’s Distribution Proposal regarding 2013 Interim Distribution of Cash Dividend and the Conversion of Capital Fund and Surplus Reserve Fund into Shares

Date , 2013	Signature (Note 6)

Notes:

1.	Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the shares registered in the Company in your name(s).

2.	For A Shareholders of the Company: Please fill in your full name(s), identity card number(s) and shareholder account number(s) in BLOCK LETTERS.

3.	Please fill in the number of shares registered in your name(s).

4.	Any shareholder entitled to attend and vote at the A Shareholders Class Meeting is entitled to appoint one or more proxy to attend the A Shareholders Class Meeting and vote on his/her behalf. If any proxy other than the Chairman of the A Shareholders Class Meeting is preferred, please strike out “the Chairman of the A Shareholders Class Meeting” and insert the name, address and identity card number of the proxy desired in the space provided. A Shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the A Shareholders Class Meeting in person.

5.	Note: If you intend to vote for any resolution, please mark “✓” in the “for” column. If you intend to vote against the resolution, please mark “✓” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.

6.	This form of proxy must be signed by you or your proxy duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorized.

If this form of proxy is signed by your proxy, the power of attorney or other authorizing documents signed upon your authorization must be notarized.

7.	In order to be valid, this form of proxy, together with any notarially certified power of attorney or other authorizing documents (if any) signed by the shareholder(s), must be returned to the registered address of the Company (The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited at No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postal Code: 200540) not less than 24 hours prior to the commencement of the A Shareholders Class Meeting or any adjournment thereof (as the case may be).

8.	Any alternation made to this form of proxy must be initialed by the person(s) who sign(s) it.

9.	In representing a shareholder to attend the A Shareholders Class Meeting, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or its legal representative. The power of attorney shall state the date of issuance.

Operating Procedure for Online Voting by Investors

I.	Procedure of Voting

1.	Code of voting

Code of Voting for Company Listed on Shanghai Stock Exchange	Short Description for Company Listed on Shanghai Stock Exchange for Voting Purpose	Number of Proposals to be Voted Upon	Description
738688	SPC Voting	2	A Shares

2.	Proposals to be voted upon

Short Description of Company	Proposal No.	Content of Proposal	Corresponding Price Entered
Sinopec Shanghai	1	Proposal by and Undertaking of China Petroleum & Chemical Corporation on the Optimized A-share Reform Proposal regarding 2013 Interim Distribution of Cash Dividend and Conversion of Capital Fund and Surplus Reserve Fund into Shares;	RMB1.00
Sinopec Shanghai	2	The Company’s Distribution Proposal regarding 2013 Interim Distribution of Cash Dividend and the Conversion of Capital Fund and Surplus Reserve Fund into Shares	RMB2.00

3.	Voter’s opinion

Type of Voter’s Opinion	Corresponding Number of Shares Entered
For	1 Share
Against	2 Shares
Abstention	3 Shares

4.	Selling/buying option: Buying should be selected in each case

II.	Examples for Operating Procedure for Voting

Set Proposal 1 as an example: For an investor holding A shares of Sinopec Shanghai as of the record date, an example for the operating procedure of voting is set forth below:

If the investor intends to vote for Proposal 1, his/her entry shall be as follows:

Voting Code	Selling/Buying Option	Price Entered	Number of Shares Entered
738688	Buying	RMB1.00	1 Share

If the investor intends to vote against Proposal 1, his/her entry shall be as follows:

Voting Code	Selling/Buying Option	Price Entered	Number of Shares Entered
738688	Buying	RMB1.00	2 Shares

If the investor intends to abstain from voting on Proposal 1, his/her entry shall be as follows:

Voting Code	Selling/Buying Option	Price Entered	Number of Shares Entered
738688	Buying	RMB1.00	3 Shares

III.	Notes

1)	A shareholder may not vote repeatedly on the same proposal. If a shareholder casts two or more votes on one proposal (including using the same share to vote repeatedly both on site and through the online voting system, or use the same share to vote repeatedly through the online voting system), the first vote shall prevail.

2)	A shareholder that only votes online on one or several proposals discussed at this A Shareholders Class Meeting shall be deemed to have attended this meeting, and the number of votes represented by such shareholder shall be counted in the number of votes represented by the shareholders attending this A Shareholders Class Meeting. A shareholder that fails to vote on a proposal or fails to enter its vote on a proposal in accordance with the requirements of the Implementation Rules for Online Voting at General Meetings of Companies Listed on Shanghai Stock Exchange will be deemed to have abstained from voting on the proposal. In accordance with the Company’s Articles of Association, the Company will count no abstention from, or waiver of, voting on a matter in the number of votes in calculating the outcome of voting on such matter.